UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.

(Name of Subject Company)

ENDESA, S.A.

(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

00029274F1

(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:

Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 1004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and restates Items 1 through 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Endesa with the SEC on January 26, 2007. Item 9 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

i

INTRODUCTION

This amendment relates to the cash tender offer (the “E.ON Offer”) by E.ON AG, a German Aktiengesellschaft (“E.ON AG”), and its wholly-owned subsidiary, E.ON Zwölfte Verwaltungs GmbH, a German Gesellschaft mit beschränkter Haftung (“E.ON 12”, and together with E.ON AG, “E.ON”) for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (each, an “Endesa Ordinary Share”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Endesa Ordinary Share (each, an “Endesa ADS”).

On February 2, 2007, the CNMV announced that E.ON had submitted a binding proposal to increase its offer price to €38.75 for each Endesa Ordinary Share or Endesa ADS (the “Increased Offer Price”) pursuant to a sealed envelope process. Based on the Federal Reserve Bank of New York noon buying rate of €1.00 = $1.2933 on February 5, 2007, the E.ON Offer equals $50.12 for each Endesa Ordinary Share or Endesa ADS. The Comisión Nacional del Mercado de Valores (“CNMV”) approved the E.ON Offer reflecting the Increased Offer Price on February 6, 2007. The CNMV has stated that, under Spanish tender offer rules, E.ON would not be permitted to further raise its offer price.

Completion of the E.ON Offer remains conditioned on (a) Endesa Ordinary Shares and Endesa ADSs representing at least 50.01% of Endesa’s share capital being tendered in the offer, (b) having been removed or modified certain provisions of Endesa’s by-laws, including removal of the limitation on any single shareholder or group of related shareholders exercising votes in respect of more than 10 percent of Endesa’s outstanding share capital, and (c) completion of E.ON’s separate Spanish offer, which is described below.

ITEM 1.                SUBJECT COMPANY INFORMATION.

Item 1 is amended and restated in its entirety as follows:

(a)          The name of the subject company is Endesa, S.A. The address and telephone number of Endesa’s principal executive offices is Ribera del Loira, 60, 28042 Madrid, Spain, 011.34.91.213.10.00.

(b)          This statement is filed in respect of the Endesa Ordinary Shares and the Endesa ADSs. As of February 5, 2007, there were 1,058,752,117 Endesa Ordinary Shares outstanding, and as of January 22, 2007, there were 13,452,756 Endesa ADSs outstanding.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 is amended and restated in its entirety as follows:

(a)          Endesa’s name, business address and business telephone number are as set forth in Item 1(a) above, which information is incorporated herein by reference. Endesa is the subject company and the person filing this statement. Endesa’s website address is http://www.endesa.com. The information on Endesa’s website is not a part of this statement.

(b)          This statement relates to the E.ON Offer described under “Introduction” above, which description is incorporated herein by reference.

(c)           The E.ON Offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO, dated January 26, 2007 and amended from time to time thereafter (the “Tender Offer Statement”), as filed by E.ON with the U.S. Securities and Exchange Commission (the “SEC”). According to the Tender Offer Statement, the E.ON Offer will expire at 6:00 p.m. (New York City time) on February 26, 2007, unless E.ON extends the E.ON Offer or unless the E.ON Offer is withdrawn.

In addition to the U.S. offer described in the Tender Offer Statement, E.ON has announced that it is offering to acquire Endesa Ordinary Shares in a separate Spanish offer open to all holders of Endesa Ordinary Shares, whether resident in Spain or outside of Spain, if local laws and regulations applicable to those shareholders permit them to participate in the separate Spanish offer.

The Tender Offer Statement states that E.ON’s address is E.ON—Platz, D-40479 Düsseldorf, Germany, and that its telephone number at such location is (011) 49-211-45 79-0.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is amended and restated in its entirety as follows:

Except as described in this statement, to the knowledge of Endesa there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Endesa or its affiliates and (1) Endesa, its executive officers, directors or affiliates or (2) E.ON, its executive officers, directors or affiliates.

(a)          Executive Officers, Directors or Affiliates of Endesa

(1)          Share Ownership of Directors and Executive Officers

If the directors and executive officers of Endesa who own Endesa Ordinary Shares were to tender such shares in the E.ON Offer, they would receive the same consideration for their Endesa Ordinary Shares as the other shareholders who accept the E.ON Offer. As of February 5, 2007, the directors and executive officers of Endesa beneficially owned, in the aggregate, 229,091 Endesa Ordinary Shares and no Endesa ADSs. If the directors and executive officers of Endesa were to tender all of their Endesa Ordinary Shares in the E.ON Offer and the E.ON Offer were consummated, they would receive an aggregate of €8,877,276 in cash.

The following table sets forth individual ownership of Endesa Ordinary Shares as of February 5, 2007, by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	—	100,004
Rafael Miranda Robredo(2)	7,585	—	7,585
Alberto Alonso Ureba	—	—	—
Miguel Blesa de la Parra(3)	600	—	600
José María Fernández Cuevas	—	—	—
José Manuel Fernández-Norniella	—	—	—
Rafael González-Gallarza Morales	3,300	—	3,300
Juan Ramón Quintás Seoane	1,525	—	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496

(1)             Mr. Pizarro is a member of the Board of Directors as well as Chairman of Endesa.

(2)             Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)             Mr. Blesa is also the chairman of Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which, as of January 24, 2007, beneficially owned 105,076,259 Endesa Ordinary Shares (or approximately 9.92% of Endesa’s total share capital).

The following table sets forth individual ownership of Endesa Ordinary Shares as of February 5, 2007, by each of Endesa’s executive officers (other than Mssrs. Pizarro and Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	—	7,438
Pedro Larrea Paguaga	3,015	—	3,015
Jesús Olmos Clavijo	7,108	—	7,108
José Luis Palomo Álvarez	8,300	—	8,300
Salvador Montejo Velilla	860	—	860
Francisco de Borja Acha Besga	1,000	—	1,000
Carlos Torres Vila	731	—	731
Germán Medina Carrillo	7,573	—	7,573
Gabriel Castro Villalba	4,479	—	4,479
Antonio Pareja Molina	4,479	—	4,479

To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa Ordinary Shares or Endesa ADSs.

(2)          Compensation of Directors and Executive Officers

(i)              Board of Directors

Article 40 of Endesa’s Articles of Association provides that:

“The compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders’ Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it seems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees.

“The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it deems appropriate.

“The members of the Board of Directors will also receive fees for each meeting attended of the Board of Directors and any committees thereof. The amount of such attendance fees will not exceed such amount as is permitted within the limits described in the preceding paragraphs.

“The compensation contemplated in the preceding paragraphs for a Director’s service on the Board of Directors shall be compatible with such other compensation as may be due to such Director for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decision making functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable.

“In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company’s profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit.”

Accordingly, Endesa’s directors receive compensation for their service on Endesa’s Board of Directors, and in some cases for their service on the board of directors of Endesa’s subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

In 2005 and 2006, Endesa’s directors received fixed monthly compensation of €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Compliance Committee.

The following tables set forth the compensation received by each member of the Board of Directors in 2005 and 2006:

Fixed Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno(1)	€48,081	€1,200,000	€48,081	€1,249,200
Rafael Miranda Robredo(1)	48,081	1,080,000	48,081	1,124,280
Alberto Alonso Ureba	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
José María Fernández Cuevas	48,081	—	48,081	—
José Manuel Fernández Norniella	48,081	—	48,081	—
Rafael González-Gallarza Morales	48,081	—	48,081	—
Juan Ramón Quintás Seoane(2)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade	28,047	—	48,081	—
Manuel Ríos Navarro	48,081	—	48,081	—
Juan Rosell Lastortras	28,047	—	48,081	—
José Serna Masiá	48,081	—	48,081	—

(1)             In all Endesa group companies, the fixed compensation of the chief executive officer is 10 percent lower than the fixed compensation of the chairman.

(2)             Does not accept compensation other than attendance fees.

Variable Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno	€14,806	€829,323	€39,667	€1,640,963
Rafael Miranda Robredo(1)	14,806	711,272	39,667	1,431,187
Alberto Alonso Ureba	14,806	—	39,667	—
Miguel Blesa de la Parra(2)	—	—	—	—
José María Fernández Cuevas	14,806	—	39,667	—
José Manuel Fernández Norniella	14,806	—	39,667	—
Rafael González-Gallarza Morales	14,806	—	39,667	—
Juan Ramón Quintás Seoane(3)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	39,667	—
Alberto Recarte García-Andrade	—	—	23,139	—
Manuel Ríos Navarro	14,806	—	39,667	—
Juan Rosell Lastortras	—	—	23,139	—
José Serna Masiá	14,806	—	39,667	—

(1)             The total variable compensation of Mr. Miranda was €750,113 in 2005 and €1,484,241 in 2006. These amounts have been reduced by €38,841 and €53,054, respectively, in respect of amounts received for attendance at meetings of the boards of directors of subsidiary companies.

(2)             Does not accept compensation other than fixed compensation and attendance fees.

(3)             Does not accept compensation other than attendance fees.

Attendance Fees

	2005		2006
Name	for Endesa	for Subsidiary Companies	for Endesa	for Subsidiary Companies
Manuel Pizarro Moreno	€106,179	—	€130,219	—
Rafael Miranda Robredo	106,179	€89,755	130,219	€97,128
Alberto Alonso Ureba	104,175	—	130,219	—
Miguel Blesa de la Parra	94,158	—	108,182	—
José María Fernández Cuevas	106,179	21,136	138,233	—
José Manuel Fernández Norniella	96,162	43,118	124,209	37,633
Rafael González-Gallarza Morales	54,091	18,032	62,104	20,034
Juan Ramón Quintás Seoane	64,108	—	—	—
Francisco Javier Ramos Gascón	60,101	22,037	60,101	22,037
Alberto Recarte García-Andrade	24,040	8,013	56,094	20,034
Manuel Ríos Navarro	54,091	22,038	66,111	20,034
Juan Rosell Lastortras	20,034	2,400	38,064	30,594
José Serna Masiá	62,104	22,037	60,101	22,037

Other Compensation

Name	2005	2006
Manuel Pizarro Moreno	€4,444	€4,342
Rafael Miranda Robredo	21,014	21,608

Advances and Loans(1)

Name	2005	2006
Rafael Miranda Robredo	€435,379	€375,379

(1)             These advances and loans were made prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. Of the amount in 2005, €92,802  bears interest and of the amount in 2006, €32,802 bears interest, in each case at a rate of EURIBOR plus 0.5%.

Pension Fund Contributions(1)

Name	2005	2006
Manuel Pizarro Moreno	€236,655	€441,772
Rafael Miranda Robredo	2,122,182	4,926,911

(1)             These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the same age and seniority criteria. Of the amounts stated for 2005 and 2006, €1,389,000 and €4,926,911, respectively, represent premiums paid to cover the company’s obligation to contribute to Mr. Miranda’s pension in future periods.

Life Insurance Premiums

Name	2005	2006
Manuel Pizarro Moreno	€119,509	€96,716
Rafael Miranda Robredo	85,206	43,270
Other Directors	120,798	129,680

In addition, Endesa has established an early retirement plan in which the chief executive officer participates on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to the chief executive officer was €10,369,336 in 2005 and €12,525,120 in 2006. The amount of the company’s contingent obligation to an employee under this plan is recalculated each year to reflect the employee’s then-current salary and decreases each year the employee remains with the company.

(ii)           Executive Officers

General

Endesa’s compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa’s executive officers are generally entitled to receive fixed compensation, variable compensation and other benefits.

Endesa’s senior management consists of 10 executive officers in addition to Mssrs. Pizarro and Miranda (whose compensation and benefits are disclosed above under “—Board of Directors”). These are:

Name	Title
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Pedro Larrea Paguaga(1)	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
José Luis Palomo Álvarez	Chief Financial Officer
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
Carlos Torres Vila	Senior Vice President—Strategy
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

(1)             Mr. Larrea replaced Luis Rivera Novo as Executive Vice President—Latin America on October 9, 2006. The data in the following three tables reflect, in respect of 2006, Mr. Larrea’s compensation and other benefits in his prior position as General Manager—Energy Management from January 1, 2006 to October 9, 2006, and his compensation as Executive Vice President—Latin America after that date and, in respect of 2005, Mr. Rivera’s compensation and other benefits as Executive Vice President—Latin America in that year.

The aggregate compensation of these 10 executive officers in 2005 and 2006 was as follows:

	2005	2006
Fixed compensation	€3,860,276	€4,175,456
Variable compensation	2,543,799	4,019,584
Board attendance fees	167,806	90,885
Other	156,575	193,626
Total	6,728,456	8,479,551

The aggregate advances and loans to these 10 executive officers outstanding as of 2005 and 2006 were as follows:

	2005	2006
Advances(1)	€1,196,217	€1,082,221
Loans(2)	1,648,525	1,739,614

(1)             This figure represents outstanding advances owed to Endesa as of December 31, 2005 and 2006. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)             This figure represents outstanding loans owed to Endesa as of December 31, 2005 and 2006. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. The increase in 2006 over 2005 is due to the replacement of Mr. Rivera with Mr. Larrea, whose outstanding loans reflected a higher balance than his predecessor’s.

The aggregate other benefits of these 10 executive officers in 2005 and 2006 were as follows:

	2005	2006
Pension contributions(1)	€4,129,835	€6,766,477
Life insurance premiums	367,494	320,142

(1)             This figure includes pension contributions made to cover the company’s obligation to contribute to these executive officers’ pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria.

In addition, Endesa has established an early retirement plan in which Messrs. Bogas, Palomo, Medina and Pareja participate on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to such executive officers identified above was €22,769,061 in 2005 and €21,645,816 in 2006.

Severance Arrangements with Executive Officers

Endesa has granted all of the executive officers referred to above identical “guarantee clauses,” which entitle the executive officer to a severance payment in the event his employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. Endesa believes that these guarantee clauses are consistent with market practice among large publicly traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on (i) a gross and willful breach by Endesa of its obligations to the executive officer, (ii) a change in the executive officer’s position that renders it void of substance or (iii) any other circumstance provided for under applicable law (including a unilateral decision of the executive officer following a change in control); or (3) by Endesa without cause. For purposes of these guarantee clauses, annual compensation means the relevant officer’s fixed compensation in the then-current year plus the average of the officer’s variable compensation in the immediately preceding two years. The guarantee clauses provide that the executive officer is not entitled to any severance payment in the event the employment relationship is terminated by Endesa for cause or by the executive officer without cause. The guarantee clause also entitles the executive officer to receive an additional payment equal to his or her fixed compensation in the most recently completed fiscal year as consideration for the officer’s covenant not to compete with Endesa for two years following termination of employment. This additional payment is due regardless of the circumstances in which the executive officer’s employment is terminated.

(3)          Other Contracts and Arrangements

In the ordinary course of business, Endesa enters into contracts with numerous other energy companies throughout the world, including from time to time companies with which members of the Board of Directors are affiliated through directorships or otherwise. Endesa does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

(b)          Relationships Between Endesa and E.ON and Their Respective Affiliates

Except as provided below, there are no material agreements or possible conflicts of interest between Endesa and E.ON or their respective affiliates.

(1)          Commercial Relationships

Endesa and its affiliates are party to ordinary course business transactions with E.ON and its affiliates. These transactions have been entered into on commercially reasonable terms and conditions and in accordance with prevailing market conditions. The following is a general description of the most significant commercial relationships between Endesa and its affiliates, on the one hand, and E.ON and its affiliates, on the other:

Endesa and E.ON have entered into supply contracts totaling €3.3 million and into contracts to buy CO2 emission rights for €1.3 million and sell such rights for €1.4 million. With respect to Endesa’s commercial activities, €3.9 million in tolls and access fees have been paid to the E.ON group.

In addition, Endesa has contracts with E.ON for the purchase of energy worth €34.8 million and the sale of energy worth €59.7 million, as well as financial transactions relating to the purchase and sale of energy totaling €76.5 million. In connection with these transactions, bank guarantees have been entered into in the amount of €18 million, in the case of energy purchase transactions, and €6 million, in the case of energy sale transactions.

(2)          Legal and Regulatory Proceedings

(i)              Gas Natural’s Preliminary Discovery Request in a Barcelona Court

On October 25, 2006, the Barcelona Commercial Court No. 1, granting in part a request by Gas Natural SDG, S.A. (“Gas Natural”), a Spanish natural gas company that at the time was making a concurrent bid for Endesa Ordinary Shares and Endesa ADSs (the “Gas Natural Offer”), ordered Endesa, E.ON, Deutsche Bank AG, Deutsche Bank SAE, HSBC Bank plc, Citigroup Global Markets Limited, and JPMorgan plc to produce to the court certain documents and information concerning contacts between and among them in connection with the E.ON Offer. The requested documents include, but are not limited to, confidentiality and other agreements, minutes of meetings of boards of directors and others, and other communications. Endesa complied with this pre-trial discovery order. The court must now decide which, if any, of the produced documents should be provided to Gas Natural based on whether the documents may be relevant to Gas Natural’s determination of the existence and viability of a possible future cause of action. Gas Natural has indicated that any such action may concern an alleged unfair advantage accorded to E.ON in the tender offer process.

(ii)           Gas Natural’s Lawsuit Against E.ON in a Barcelona Court

Gas Natural has served E.ON with a complaint filed in the Barcelona Commercial Court No. 5. Press reports in Spain indicate that this lawsuit alleges that E.ON is abusing its dominant position in the tender offer process in violation of Spanish and European law and that it requests a decree declaring the E.ON Offer void.

(iii)        Gas Natural Lawsuit Against E.ON in U.S. Federal Court

Gas Natural has sued E.ON in the United States District Court for the Southern District of New York in connection with the E.ON Offer. Gas Natural’s complaint alleges that E.ON’s preliminary tender offer statement on Schedule TO-C, filed with the SEC on November 17, 2006, contained false and misleading information, in violation of Section 14(d) and (e) of the Securities Exchange Act of 1934, because it described the E.ON Offer as based on public information, mischaracterized the above-described discovery proceedings in the Barcelona Commercial Court No. 1, and stated that there were no agreements between E.ON and Endesa with respect to the E.ON Offer. Gas Natural claims that the E.ON Offer was based on material non-public information that E.ON had received from Endesa, that the proceedings in Barcelona present a real and substantial risk that the E.ON Offer will be voided, and that E.ON has reached certain material agreements with Endesa. Gas Natural has asked the court for a preliminary injunction prohibiting the commencement of the E.ON Offer until E.ON issues corrective disclosures concerning the alleged agreements between E.ON and Endesa. Although Endesa is not a party to such proceeding, it received two third-party subpoenas from Gas Natural. Endesa believes such subpoenas were invalidly served. However, Endesa agreed to provide Gas Natural with a limited response to Gas Natural’s request for documents.

On December 19, 2006, the court dismissed all of Gas Natural’s claims under Section 14(d) and all but one of its claims under Section 14(e). The surviving Section 14(e) claim is based on Gas Natural’s allegation that E.ON did not disclose all material agreements between E.ON and Endesa; the court has not yet made any decision concerning the merits of this remaining claim. On December 27, 2006, the court, at the joint request of Gas Natural and E.ON, ordered that the proceedings in this case be stayed for the earlier of 45 days or until the date on which E.ON files a Tender Offer Statement on Schedule TO with the SEC or otherwise commences a tender offer for the shares or ADSs of Endesa in the United States, which E.ON has now done. At the time of filing of this statement, no further information regarding the status of these proceedings is publicly available.

(iv)        E.ON Actions Against Acciona

E.ON has filed a lawsuit in U.S. federal court against Acciona, S.A. (“Acciona”), a Spanish infrastructure company, in connection with Acciona’s acquisition of Endesa Ordinary Shares and/or Endesa ADSs. In addition, E.ON has publicly disclosed that, on January 2, 2007, it filed a complaint with the CNMV against Acciona and Gas Natural. See Item 8(f) “Purchases of Endesa Ordinary Shares by Acciona”.

(3)          Other Relationships

Endesa and E.ON are parties to a confidentiality agreement, dated January 16, 2006, pursuant to which Endesa has supplied and may continue to supply confidential information to E.ON for purposes of allowing E.ON to consider its bid for Endesa. See Item 7 “Purposes of the Transaction and Plans or Proposals”.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

Item 4 is amended and restated in its entirety as follows:

Pursuant to Articles 20 and 36.8 of Royal Decree 1197/1991 of July 26, the Board of Directors is required to issue a report stating its views on the terms of the Increased Offer Price. Spanish law does not require the Board of Directors to adopt a position within the meaning of Item 1012(a) of Regulation M-A. On February 6, 2007, the Board of Directors issued a report in accordance with Spanish law containing the following statement:

“The Board of Directors, by a unanimous vote of members present or represented at a meeting held on February 6, 2007, views the terms of the E.ON Offer favorably for the following reasons:

A.             The Increased Offer Price of €38.75 per Endesa Ordinary Share, which values Endesa’s total share capital at €41 billion, is fair, from a financial point of view, to holders of Endesa Ordinary Shares and Endesa ADSs. In reaching this conclusion, the Board of Directors considered the fairness opinions rendered by Endesa’s financial advisors—BNP Paribas, S.A. Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets España, S.A., S.V.—which state that, in the respective opinions of Endesa’s financial advisors, the Increased Offer Price is fair, from a financial point of view, to holders of Endesa Ordinary Shares and Endesa ADSs.

The Increased Offer Price:

(i)             is 109 percent higher than the closing price of €18.56 per Endesa Ordinary Share on September 2, 2005, the last trading day prior to the announcement of the Gas Natural Offer, or 124 percent higher than such closing price if the dividends paid by Endesa since that date are taken into account.

(ii)         is 65 percent higher than the implied value of the Gas Natural Offer of €23.43 per Endesa Ordinary Share on February 1, 2007 (calculated based on Gas Natural’s closing price of €30.66 per share on February 1, 2007), the date on which the Gas Natural Offer was withdrawn, and 56 percent higher than the preceding offer by E.ON of €24.905 per Endesa Ordinary Share.

(iii)     is 30 percent higher than the average closing price per Endesa Ordinary Share of €29.82 over the past 12 months, 16.3 percent higher than the average closing price per Endesa Ordinary Share of €33.31 over the past six months, and 2.9 percent higher than the average closing price per Endesa Ordinary Share of €37.65 over the past 30 days; the Increased Offer Price is 0.7 percent lower than the closing price per Endesa Ordinary Share of €39.04 on February 2, 2007, the highest closing price in Endesa’s history, and 1.7 percent higher than the closing price per Endesa Ordinary Share of €38.10 on February 5, 2007, the last trading day prior to the issuance of the Board of Directors’ report.

B.              The Increased Offer Price consists entirely of cash, and the E.ON Offer is being made for 100 percent of the outstanding Endesa Ordinary Shares and Endesa ADSs.

C.              E.ON has stated its intention to continue implementing Endesa’s commercial strategy, including Endesa’s investment plan, and to preserve Endesa’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in E.ON’s tender offer statement.

For the foregoing reasons, and with a view to allowing Endesa’s shareholders to vote on the amendments to Endesa’s by-laws required to be adopted as a condition to the E.ON Offer, the Board of Directors has unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on March 20, 2007. In addition, and for the same purpose, the Board of Directors has determined to state its position in favor of these amendments and recommends that holders of Endesa Ordinary Shares and Endesa ADSs participate in the meeting and vote in favor of the amendments.

The members of the Board of Directors present or represented at the meeting of February 6, 2007, who own Endesa Ordinary Shares have unanimously expressed their intention to vote at the extraordinary general meeting of shareholders in favor of the amendments to Endesa’s by-laws referred to above.

Caja Madrid, through Mr. Miguel Blesa de la Parra, has likewise expressed its intention to vote in favor of such amendments.”

The February 6 report further states:

“The members of the Board of Directors present or represented at the meeting of February 6, 2007, who, directly or indirectly, own Endesa Ordinary Shares have indicated that they have not yet made a decision as to whether to tender their Endesa Ordinary Shares pursuant to the E.ON Offer, and anticipate that they will be in a position to make such decision following the extraordinary general meeting of shareholders to be held to consider the amendments to Endesa’s by-laws required to be adopted as a condition of the E.ON Offer. Each such member of the Board of Directors has undertaken to announce his decision as to whether to accept the E.ON Offer promptly upon making such decision, and in any case prior to the expiration of the E.ON Offer in Spain.

Caja Madrid, through Mr. Miguel Blesa de la Parra, has indicated that it has not yet adopted a resolution as to whether to tender the Endesa Ordinary Shares owned by it pursuant to the E.ON Offer, and it anticipates that it will be in a position to adopt such a resolution following the extraordinary general meeting of shareholders to be held to consider the amendments to Endesa’s by-laws required to be adopted as a condition of the E.ON Offer. Caja Madrid has undertaken to announce its decision as to whether to accept the E.ON Offer promptly upon making such decision, and in any case prior to the expiration of the E.ON Offer in Spain.

Mr. Juan Ramón Quintás Seoane, due to the reason specified [elsewhere in this report], did not attend the meeting of the Board of Directors on February 6, 2007. Mr. Quintás has indicated that he has not yet made a decision as to whether to tender the 1,525 Endesa Ordinary Shares owned by him pursuant to the E.ON Offer, and he has undertaken to announce his decision as to whether to accept the E.ON Offer promptly upon making such decision, and in any case prior to the expiration of the E.ON Offer in Spain.”

The reason Mr. Quintás did not attend the February 6, 2007 meeting, as referred to above, is a possible conflict of interest arising from his position as President of the Spanish Confederation of Savings Banks. Copies of the fairness opinions referred to in this Item 4 are included as Annexes A to F of this amendment to Schedule 14D-9.

ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 is amended and restated in its entirety as follows:

Except as set forth below, neither Endesa nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Endesa concerning the E.ON Offer.

Endesa has retained BNP Paribas, S.A. Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets Espãna, S.A., S.V. as its independent financial advisors in connection with, among other things, Endesa’s analysis and consideration of, and response to, the E.ON Offer. Endesa has agreed to pay each of these advisors a reasonable and customary fee for such services. Endesa has also agreed to reimburse each of these advisors for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement. E.ON has announced that BNP Paribas, Citigroup Global Markets Limited, Deutsche Bank AG and JPMorgan plc have agreed to provide financing in connection with the E.ON Offer, for which they may receive fees and other compensation from E.ON. Additionally, certain of Endesa’s financial advisors have provided and may continue to provide financial structuring and lending services to one or more third parties regarding possible alternative transactions, for which they may also receive fees and other compensation from such third parties.

Endesa has retained Brunswick Group LLP and Eurocofin, S.A. as its financial public relations advisors in connection with the E.ON Offer. Each of Brunswick Group LLP and Eurocofin, S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of Brunswick Group LLP and Eurocofin, S.A. against certain liabilities relating to, or arising out of, the engagement.

Endesa has retained D.F. King & Co., Inc. and Santander Investment, S.A. as its proxy solicitation and information agents in connection with the E.ON Offer. Each of D.F. King & Co., Inc. and Santander Investment, S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of D.F. King & Co., Inc. and Santander Investment, S.A. against certain liabilities relating to, or arising out of, the engagement.

In connection with the extraordinary general meeting of shareholders scheduled for March 20, 2007, Endesa has entered into service contracts with certain Spanish financial institutions in their capacity as depositary entities under Iberclear, the Spanish clearing system. These contracts provide that, in return for reasonable and customary compensation, these institutions will disseminate notices and proxy forms concerning such meeting to holders of Endesa Ordinary Shares, contact holders of Endesa Ordinary Shares concerning the return of proxy forms and provide Endesa with reports concerning the receipt of completed proxy forms by such institutions.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 is restated in its entirety as follows:

No transactions with respect to the Endesa Ordinary Shares or Endesa ADSs have been effected during the past 60 days by Endesa or, to the best of Endesa’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is amended and restated in its entirety as follows:

The Board of Directors has adopted the following resolutions relating to the E.ON Offer: ratification of the decision of the Executive Committee to authorize the Chief Executive Officer of Endesa to provide information to third parties under strict conditions of confidentiality in order to benefit shareholders by facilitating higher bids; a preliminary response to the E.ON Offer, dated February 21, 2006, indicating that the Board of Directors considers that the Offer Price clearly improves the price offered by Gas Natural but still fails to reflect Endesa’s real value; an opinion dated November 21, 2006, confirming the Board of Directors’ preliminary assessment of the E.ON Offer and recommending against acceptance of the E.ON Offer at the then-current price; empowerment of the Chief Executive Officer of Endesa to file a Schedule 14D-9 setting forth the recommendation of the Board of Directors with respect to E.ON Offer at the then-current price on substantially the same terms as the opinion dated November 21, 2006 referred to above; a report dated February 6, 2007 with respect to the Increased Offer Price; and empowerment of the Chief Executive Officer of Endesa to file this amendment to Schedule 14D-9.

Other than as set forth below, Endesa is not undertaking or engaged in any negotiations in response to the E.ON Offer that relate to a tender offer for, or other acquisition of, Endesa’s securities, and there are no plans, proposals or negotiations to which Endesa is party that relate to or would result in a merger, reorganization or liquidation of Endesa or its subsidiaries; any purchase, sale or transfer of a material amount of assets of Endesa or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of Endesa; or any transaction, board resolution, agreement in principle or signed contract in respect thereof.

Endesa has considered, in relation to the Gas Natural Offer and the E.ON Offer, the feasibility and desirability of pursuing possible strategic alternatives to the Gas Natural Offer and the E.ON Offer in accordance with applicable law. Endesa continues to believe that its interests and those of its shareholders may be best served by preserving the flexibility to study all alternatives offering a stronger long-term financial and strategic rationale. These alternatives could include one or more (if any) of the following: (i) maintaining Endesa as an independent, publicly-owned entity in substantially its present form, (ii) the acquisition of Endesa Ordinary Shares by Endesa or another entity, (iii) the acquisition of one or more other companies or units of other companies by Endesa or by Endesa together with another acquiror, (iv) a merger or other business combination with another company, (v) the sale or divestiture of one or more significant assets, business units or stakes in business units of Endesa, (vi) the issuance of additional shares, rights or warrants, or other equity, non-equity or market-linked securities of Endesa, (vii) the incurrence of debt or other obligations by Endesa, (viii) a distribution of one or more of cash, rights, warrants or other consideration to the shareholders of Endesa, and/or (ix) entering into one or more partnerships, joint ventures or other strategic relationships with other parties. Under Spanish law, a public company that is the subject of an announced tender offer is subject to certain restrictions, including restrictions on its management’s ability to take actions that could impede the tender offer from succeeding, without shareholders approval.

Endesa has entered into a confidentiality agreement with E.ON, dated January 16, 2006, and Endesa has supplied and may continue to supply confidential information to E.ON for purposes of allowing E.ON to consider its bid for Endesa. In addition, Endesa has entered into and may continue to enter into confidentiality agreements with, and has supplied and may continue to supply confidential information to, other third parties prior to entering into negotiations with such third parties regarding any of the foregoing items to the extent permitted by applicable law. Certain of Endesa’s financial advisors have provided and may continue to provide financial structuring and lending services to E.ON, and may also provide such services to other third parties, in connection with possible alternative transactions, subject to appropriate “Chinese wall” procedures preventing the unauthorized flow of information between personnel of such financial advisors providing advice to Endesa in connection with the E.ON Offer and those providing financial structuring and lending services to E.ON and other third parties.

Under rules adopted by the SEC, because E.ON has filed its Tender Offer Statement and commenced its offer in the United States, disclosure by Endesa of certain details of its possible contacts with third parties relating to some of the foregoing alternatives may be required unless the Board of Directors of Endesa has determined that such disclosure might jeopardize any such contacts. The Board of Directors of Endesa has made such a determination. Accordingly, Endesa does not intend to disclose the possible terms of any such transactions or proposals, or the terms thereof, unless and until required by law.

There can be no assurance that the consideration of any of the alternatives referred to above will result in any transaction being proposed by any person or recommended by Endesa’s Board of Directors, or that any transaction that may be recommended will be consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing alternatives may also be dependent upon the future actions of E.ON and other persons with respect to the E.ON Offer.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 is amended and restated in its entirety as follows:

(a)   The Gas Natural Offer

On September 5, 2005, Gas Natural announced its intention to commence an exchange offer for all of the outstanding Endesa Ordinary Shares and Endesa ADSs. After obtaining regulatory approvals from the Spanish Council of Ministers and the CNMV, Gas Natural commenced its offer on March 6, 2006. On March 7, 2006, the Board of Directors of Endesa adopted a resolution recommending that Endesa’s shareholders reject the Gas Natural Offer. The Gas Natural Offer consisted of €5.983 in cash (automatically reduced from €7.34 following payment of a dividend by Endesa on July 3, 2006) and 0.569 of a newly-issued ordinary share or ADS of Gas Natural in exchange for each Endesa Ordinary Share and Endesa ADS, as applicable.

On April 4, 2006, Madrid Commercial Court No. 3 enjoined Gas Natural’s offer pending the outcome of a lawsuit by Endesa against Gas Natural and Iberdrola, S.A., a Spanish company with which Gas Natural had entered into an agreement for the disposal of approximately €9 billion of our assets in the event Gas Natural’s bid was successful, alleging violations of European Commission competition law in connection with the Gas Natural Offer. Gas Natural and Iberdrola appealed the Madrid court’s decision to enjoin its offer. On November 17, 2006, Endesa petitioned the Commercial Court to remove the injunction. The Court of Appeals of Madrid declared this injunction null and void on January 16, 2007.

Separately, Endesa appealed the Spanish Council of Ministers’ antitrust authorization of the Gas Natural Offer and asked the Spanish Supreme Court to enjoin Gas Natural’s offer. On May 10, 2006, the Spanish Supreme Court entered an injunction temporarily suspending the Council of Ministers’ authorization until the Court considers Endesa’s claim and renders a decision. On November 17, 2006, Endesa petitioned the Spanish Supreme Court to remove its injunction affecting the Gas Natural Offer. The Court issued its opinion removing the injunction on January 23, 2007.

In connection with the two proceedings described above, Endesa was required to post a bond in the amount of €1,000 million relating to possible damages or losses that may be incurred by the companies affected by the injunctions in the event Endesa eventually loses either lawsuit on the merits. Neither the amount of the bond nor any party’s estimate of potential losses will determine the existence or quantity of actual damages or losses that could eventually be imposed in either of the foregoing proceedings.

Gas Natural withdrew the Gas Natural Offer on February 1, 2007. In a statement issued in connection with that withdrawal, Gas Natural suggested that it may pursue new litigation to recover damages and lost profits.

(b)   Mandatory Tender Offers in Other Jurisdictions

Endesa owns substantial interests in publicly traded companies in various countries. If E.ON acquires control of Endesa pursuant to the E.ON Offer, it may be required under the laws of the relevant jurisdictions to make mandatory tender offers for all of the outstanding share capital of these publicly traded companies. E.ON has disclosed that it may be required under the laws of Brazil and Peru to make mandatory tender offers for all of the outstanding share capital of Ampla Energía, S.A. Ampla Investimentos, S.A. and Compañía Energética do Cerará (COELCE), Endesa subsidiaries whose shares are listed on the Sao Paulo Stock Exchange; of Edegel, S.A.A. and Edelnor, S.A.A., Endesa subsidiaries whose shares are listed on the Lima Stock Exchange; and of Empresa Electrica de Piura, S.A.A. and Generandes, S.A.A., Endesa subsidiaries in Peru whose shares are not currently listed on the Lima Stock Exchange.

The cost to E.ON of carrying out these mandatory transactions will depend on the price at which E.ON is required to offer to purchase the shares of the relevant company and the level of acceptance in the tender offer. Based on the closing price of these companies’ ordinary shares in their respective primary trading markets on January 16, 2007, E.ON would be required to pay approximately €678 million (converted at prevailing exchange rates) to acquire all of the outstanding share capital of these companies not currently owned by Endesa.

(c)    Competition Laws and Regulatory Schemes of Other Jurisdictions

Endesa, E.ON and their respective affiliates have assets and sales in numerous jurisdictions throughout the world other than Spain and the European Union. Many of those jurisdictions have antitrust or competition laws or other regulatory schemes that could require that notifications be filed and clearances obtained prior to completion of the E.ON Offer. Other jurisdictions require filings following completion of the transaction. Filings will thus be required in those jurisdictions. The E.ON Offer is not conditioned on the receipt of any such regulatory approvals. As a consequence, E.ON could be required under Spanish law to consummate the E.ON Offer if the other conditions thereto are fulfilled, even if it has not received a required regulatory approval from another jurisdiction. Consummation of the E.ON Offer under such circumstances could contravene the laws of those other jurisdictions, which could have a material adverse impact on E.ON or Endesa. E.ON has stated that its acquisition of Endesa would be subject to notification to or approval by government authorities in Argentina, Brazil, Colombia, Turkey, and Poland.

In addition to such procedural problems, E.ON could be required to make concessions regarding the divestiture of additional assets in order to obtain regulatory approvals. If E.ON does not obtain the necessary regulatory approvals, it could be prevented from exercising control over certain Endesa subsidiaries or it could be required to sell the assets of certain Endesa subsidiaries. Any of these scenarios could have a material adverse impact on E.ON or Endesa.

(d)   Agreements with Change-in-Control Provisions

Endesa and its affiliates are parties to certain bank loans and other financing arrangements which may be accelerated if E.ON acquires control of Endesa pursuant to the E.ON Offer. As of December 31, 2006, approximately $176 million in bank loans would be subject to acceleration upon a change in control of Endesa, and a further €493 million in derivative contracts would be subject to acceleration upon a change in control of Endesa if Endesa’s credit rating is reduced significantly. Acceleration of these financing arrangements could have a material adverse impact on E.ON or Endesa.

(e)    Approval of National Energy Commission

On July 27, 2006, the Comision Nacional de Energía (“CNE”), the Spanish National Energy Commission, imposed 19 conditions on its approval of the E.ON Offer, stating that if E.ON fails to comply with these conditions, the CNE’s approval may be revoked. E.ON appealed the imposition of these conditions before the Spanish Ministry of Industry and the European Commission. On September 26, 2006, the European Commission ruled that the conditions imposed by the CNE on the E.ON Offer violate European law and may not be enforced by Spanish authorities, and later announced that it may file suit in the European Court of Justice to force the Spanish government to formally remove these conditions. On November 3, 2006, the Spanish Ministry of Industry removed many, but not all, of the CNE’s conditions on the E.ON Offer. E.ON subsequently informed investors that it would accept the CNE’s remaining conditions, and the CNMV has issued its final approval of the E.ON Offer.

The European Commission, however, indicated that some of the remaining conditions on the E.ON Offer are incompatible with European treaties. The Commission set a deadline of January 19, 2007, for the Spanish government to withdraw these conditions, but the Spanish government did not do so. On January 24, 2007, the Commission opened infringement proceedings against Spain. Spain has challenged the Commission’s insistence that all remaining conditions be withdrawn.

(f)    Purchases of Endesa Ordinary Shares by Acciona

On September 25, 2006, Acciona informed the CNMV that it had acquired 10 percent of the outstanding Endesa Ordinary Shares in “market” transactions and that it may increase this stake in the future. In its latest filings with the CNMV and the SEC on January 10, 2007, Acciona disclosed that it had increased its participation in the capital stock of Endesa to 21 percent. In an amendment to its report of beneficial ownership on Schedule 13D, filed with the SEC on December 4, 2006, Acciona stated that it “wants to be a long-term strategic investor in Endesa and to take an active role in determining and implementing its strategic direction”. In connection with these plans, Acciona indicated that it intends to seek representation on Endesa’s Board of Directors and “to participate in the management of the company as its key shareholder”, but that it does not intend to “control” Endesa either by seeking majority representation on Endesa’s Board of Directors or by acquiring a majority stake in Endesa’s capital stock. Furthermore, Acciona has said that it will not increase its stake in Endesa beyond the threshold that would require it to make a tender offer for all outstanding Endesa Ordinary Shares and Endesa ADSs under Spanish law. Currently that threshold is 25 percent, and legislation has been proposed to increase the threshold to 30 percent.

Acciona indicated in its December 4, 2006, amendment to its Schedule 13D that it would like for Endesa to “continue[] as a publicly-held company” and that it has been “communicating its view of an independent, publicly held Endesa with current and potential Endesa shareholders”. Acciona further stated that it views as “inadequate” the price of €35.00 per share, the level at which E.ON’s announced increase in the Offer Price stood at the time. Acciona believes that the E.ON Offer is “inconsistent” with its intentions to “play an active role in an independent Endesa as its key shareholder”. Acciona further stated that it would not tender its Endesa shares into the E.ON Offer at a price of €35.00 and that it “intends to seek to persuade Endesa’s other shareholders to reject that offer”. Nevertheless, should the E.ON Offer succeed, Acciona indicated that it would sell its shares of Endesa because it “does not want to be a minority shareholder of a subsidiary of E.ON”. On January 25, 2007, Acciona published a presentation entitled “Endesa independent: an alternative with greater value,” indicating its opinion that under various valuation methodologies Endesa is worth substantially more than the minimum price to which E.ON had indicated it would set its final offer (€34.50) and criticizing other aspects of the E.ON Offer. Acciona’s January 25 presentation further claims that a “combination or integration [of Endesa with Acciona] should achieve even greater value for Endesa shareholders”. On February 6, 2007, Acciona disclosed in a filing with the SEC that neither its previously disclosed opinion regarding the E.ON Offer, nor its reasons for such opinion, have changed based on the Increased Offer Price.

On October 12, 2006, E.ON filed suit against Acciona in the United States District Court for the Southern District of New York. E.ON’s supplemental and amended complaint alleges that Acciona’s report of beneficial ownership on Schedule 13D, filed with the SEC on October 5, 2006, as well as two amendments filed with the SEC on October 19, 2006, and October 25, 2006, violate Section 13(d) of the Securities Exchange Act of 1934 because they contain false and misleading statements about the purposes of Acciona’s acquisition, Acciona’s plans concerning its investment, Acciona’s contracts and arrangements with other parties, and the financing of Acciona’s acquisition. In connection with these Section 13(d) claims, E.ON alleges, among other things, that Acciona made the purchases of Endesa Ordinary Shares for the purpose of interfering with the E.ON Offer, including by decreasing the likelihood that Endesa Ordinary Shares and Endesa ADSs representing at least 50.01% of Endesa’s share capital will be tendered in the E.ON Offer and that Endesa’s shareholders will vote to remove certain provisions of Endesa’s by-laws (both of which are conditions of the E.ON Offer). E.ON’s supplemental and amended complaint further alleges that Acciona violated Section 14(d) and (e) of the Securities Exchange Act of 1934 by commencing a tender offer for the shares of Endesa in the United States without following the rules set forth in that statute and the regulations promulgated thereunder. The court has denied Acciona’s motion to dismiss E.ON’s claims. E.ON has requested that the court issue a preliminary injunction that would, among other things, (1) require Acciona to correct its disclosure; (2) prohibit Acciona from making further purchases of Endesa Ordinary Shares, and from voting any of the Endesa Ordinary Shares it has already purchased, until the disclosure has been corrected; and (3) require Acciona to make an offer to rescind the purchases of Endesa Ordinary Shares that it has already made. All briefs on E.ON’s motion for preliminary injunction were scheduled to be submitted to the court by February 2, 2007. On February 5, 2007, the court granted E.ON’s motion for a preliminary injunction against Acciona and such subsidiary prohibiting them from any further violation of Section 13(d) under the Exchange Act and any other disclosure provision in the U.S. securities laws. The court denied all other preliminary injunctive relief sought by E.ON.

In addition, E.ON has publicly disclosed that, on January 2, 2007, it filed a complaint with the CNMV against Acciona and Gas Natural. The complaint claims that Acciona and Gas Natural have violated Spanish law by acting in concert without launching a joint tender offer and requests that Acciona be enjoined from acquiring additional Endesa Ordinary Shares or exercising the voting rights of the Endesa Ordinary Shares that it currently owns. The CNMV requested, and on January 15, 2007 published, Acciona’s response to E.ON’s allegations. The CNMV has not yet decided whether to begin disciplinary proceedings.

(g)    Letter from the CNMV Regarding Acciona’s Allegations Against E.ON

On January 17 and 23, 2007, Endesa received a letter from the CNMV in connection with Acciona’s formal request to the CNMV that E.ON be required to amend its Spanish tender offer document to disclose non-public information concerning Endesa that Acciona alleges E.ON has in its possession. According to the letter from the CNMV, Acciona has alleged, on the basis of press reports, that E.ON possesses certain information concerning Endesa’s business that is not known to Endesa’s shareholders and that, in Acciona’s opinion, should be made known to Endesa’s shareholders and, in particular, to Acciona. The letter requires Endesa to submit to the CNMV, no later than 10 working days from receipt of the letter, such information or comments as Endesa considers opportune in relation to Acciona’s allegations. On January 25, 2007, Endesa submitted to the CNMV its objections to Acciona’s allegations. E.ON has publicly disclosed that it had received a similar request from the CNMV, to which it filed a response on January 25, 2007.

(h)   Acciona’s Preliminary Discovery Request in a Madrid Court

According to press reports in Spain, Acciona has initiated a pre-trial discovery proceeding seeking that a Madrid Commercial Court order E.ON to produce certain documents allegedly in E.ON’s possession containing non-public information concerning Endesa’s business. According to the press, Acciona has indicated that this pre-trial discovery proceeding is not being conducted with a view to seeking an injunction against the E.ON Offer; only the disclosure of certain information on E.ON’s part.

(i)    Other

Additional filings and communications may be necessary with various governmental entities in various jurisdictions. The E.ON Offer is not conditioned on the receipt of any such regulatory approval. It is also possible that any of the other governmental entities with which filings are made may seek, as conditions for granting approval of the E.ON Offer, various regulatory concessions.

E.ON could be required under Spanish law to consummate the E.ON Offer if the other conditions thereto are fulfilled even if it has not received a required regulatory approval, or if a regulatory approval is subject to conditions with which E.ON is not able to comply, and thereby contravene prohibitions of such other jurisdictions, which could have a material adverse impact on E.ON or Endesa. In addition to such procedural aspects, E.ON could be required to make concessions regarding the divestiture of assets in order to obtain regulatory approvals. Any of these scenarios could have a material adverse impact on E.ON or Endesa.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007	ENDESA, S.A.
	By:	/s/ RAFAEL MIRANDA ROBREDO
Name: Rafael Miranda Robredo Title: Chief Executive Officer

Annex A

BNP PARIBAS Sucursal en España
Ribera del Loira, 28
28042  MADRID

Madrid, February 5th, 2007

The Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042  Madrid
Spain

Members of the Board,

You have requested the expert opinion of BNP Paribas, acting as your financial adviser pursuant to the mandate agreement executed between our two companies (hereafter the “Mandate”), as to the adequacy, from a financial point of view (such financial opinion being hereafter referred to the adviser financial opinion), of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares (the “Endesa Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa  Share (the “Endesa ADSs” and collectively with the Endesa Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by EON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of EON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the Folleto filed by EON with the Spanish Comision Nacional del Mercado de Valores (“CNMV”) on February 2, 2007 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €38.75. per Endesa Security in cash (the “Offer Consideration”).

1) Information and valuation methodology

In arriving at our opinion, BNP Paribas has

(i)                                       reviewed certain publicly available business and financial information relating to the Company and certain publicly traded companies operating in similar businesses.

(ii)                                   reviewed the audited financials statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and unaudited accounts for the nine months ended September 30th, 2006.

(iii)                               reviewed certain information furnished by the Company, in the presentation disclosed by the Company on January 24, 2007.

(iv)                                 held various meetings with the management to discuss the information received.

(v)                                     reviewed and compared the historical and current stock prices and valuation multiples for the Company and publicly traded companies operating in similar businesses.

(vi)                                 performed such other analyses, made use of such other valuation methods and considered such other financial, market and economic factors as BNP Paribas deemed appropriate.

(vii)                             noticed the announcement made by E.On on February 2nd, 2007 and reviewed the Offer.

BNP Paribas has based its own valuation work, carried out in order to draw up its adviser financial opinion, only on the documents, data and information referred to in the previous paragraph as well as on publicly available information. In the framework of its valuation work, BNP Paribas has not checked the authenticity, thoroughness, exhaustivity and/or accuracy of all the information to which BNP Paribas has had access, as it did not enter into its assignment pursuant to the Mandate, and has assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to BNP Paribas. BNP Paribas’ assignment did not include assessing the Information, nor assessing the assets and liabilities of Endesa and the companies it owns and/or controls (together with Endesa: “the Endesa Group”), nor submitting these above mentioned  documents, data and information, assets and liabilities to an independent appraisal (and this, in any of the following areas: legal, environmental, fiscal, social, etc.). Neither has BNP Paribas checked the tax position of the several entities composing the Endesa Group. BNP Paribas has considered that the financial projections and all the forecast data and assumptions that were provided to it (i) reflected the best estimations and judgements of those who drafted these financial projections, forecast data and assumptions, including their managements, (ii) were faithfully established on the basis of realistic assumptions, founded on information that had the  aforementioned characteristics. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our adviser financial opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our adviser financial opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

2) Disclosures

BNP Paribas has provided in the past, currently provides and intends to provide commercial services to Endesa in the fields of investment and financing banking, for which BNP Paribas has received, is about to receive and expects to receive financial revenues, habitual fees and commissions. Additionally, as a financial services provider, BNP Paribas is currently acting as financial advisor to Endesa in connection with its consideration of the Offer. Pursuant to its Mandate, BNP Paribas  expect to receive fees, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse BNP Paribas’s expenses and indemnify BNP Paribas against certain liabilities arising out of its Mandate.

BNP Paribas and/or any of its subsidiaries/affiliates have provided in the past, currently provide and may be required in the future, for their own account or on behalf of their clients, to provide   services to Endesa and EON and/or to any of their affiliates, unrelated to the Offer, for which services BNP Paribas and/or any of its subsidiaries and/or  affiliates have received and expect to receive compensation. In the ordinary course of their business, services BNP Paribas and/or any of its subsidiaries and/or  affiliates may actively trade or hold the securities of Endesa and/or EON for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, BNP Paribas and/or any of its subsidiaries and/or affiliates  (including BNP Paribas and its affiliates) may maintain relationship with Endesa, EON and their respective affiliates. In addition, BNP Paribas has provided and may continue to provide financing and financial structuring services to EON in connection with the Offer for which it has received and will receive compensation. Also, subject to appropriate procedures, BNP Paribas and/or any of its subsidiaries and/or affiliates may provide similar services to one or more third parties regarding possible alternative transactions with Endesa and may receive additional compensation from such third parties.

3) Adviser financial opinion

Our advisory services and the adviser financial opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our adviser financial opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer. This adviser financial opinion is only intended to assist the Board of Directors of Endesa in its own assessment of the Offer.

This  adviser financial opinion reflect the judgement of BNP Paribas as of the date of this document and is based exclusively on the information mentioned in the paragraph Information and valuation methodology here above, the features/characteristics  of the Offer, the economic and market conditions as of the issue date of this adviser financial opinion. Any significant change, either in the operational information or in the Offer features as described or referred to in the paragraph Information and valuation methodology, as well as any event which could lead to a revision of our working assumptions, methods, etc., set out above, would invalidate this adviser financial opinion. Should BNP Paribas be required to revise its adviser financial opinion, it would have to issue a new and distinct adviser financial opinion.

Our adviser financial opinion may not be published or otherwise used or referred to, nor should any public reference to BNP Paribas be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this adviser financial opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

4.) Conclusion

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above (including the valuation methodology used as described in our valuation report and other factors we deemed relevant), and the valuation results we reached, as such results were indicated to the board of directors of Endesa we are of the opinion that, as of the date hereof, the Offer Consideration is fair (Adecuado), from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

BNP PARIBAS Sucursal en España

/s/ Ramiro Mato García-Ansorena	/s/ Eduardo Aguilar Fernández-Hontoria
Ramiro Mato García-Ansorena	Eduardo Aguilar Fernández-Hontoria
General Manager	Senior Banker

Annex B

5 February 2007

The Board of Directors
Endesa, S.A.
C/ Ribera del Loira, 60
28042 Madrid
Spain

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa Ordinary Share (the “Endesa ADSs” and collectively with the Endesa Ordinary Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the amended Folleto filed by EON with the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) on November 16, 2006 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €38.75 per Endesa Security in cash (the “Offer Consideration”).

In arriving at our opinion, we reviewed the terms and conditions of the Offer and held discussions with certain senior officers, directors and other representatives and advisors of Endesa concerning the business, operations and prospects of Endesa. We examined certain publicly available business and financial information relating to Endesa as well as certain financial forecasts and other information and data relating to Endesa that were provided to or discussed with us by the management of Endesa. We reviewed the financial terms of the Offer in relation to, among other things: current and historical market prices and trading volumes of Endesa Securities; the historical and projected earnings and other operating data of Endesa; and the capitalization and financial condition of Endesa. We considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Endesa. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to us. With respect to financial forecasts and other information and data relating to Endesa provided to or otherwise reviewed by or discussed with

Citigroup Global Markets Limited Sucursal en España
Inscrita en el Registro Mercantil de Madrid, Tomo 14.348, Libro 0, Folio 1, de la sección 8a, Hoja núm. M-236797, Inscripción 1ª
Nº de Identificación Fiscal N0065646B Authorised and regulated by the Financial Services Authority, United Kindgom

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us, we have been advised by the management of Endesa that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

Citigroup Global Markets Limited has acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided, and currently provide, services to Endesa and EON unrelated to the Offer, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Endesa and EON for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Endesa, EON and their respective affiliates. Subject to appropriate procedures, we have provided and may continue to provide financing and financial structuring services to EON in connection with the Offer for which we have received and will receive compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer.

Our opinion may not be published or otherwise used or referred to, nor should any public reference to Citigroup Global Markets Limited be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

Signed by: Manuel Falcó

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Annex C

The Board of Directors	Deutsche Bank AG London
Endesa, S.A.	Winchester House
C/ Ribera del Loira, 60	1 Great Winchester Street
28042 Madrid	London EC2N 2DB
Spain
Telephone: + 44 (0) 20 7545 8000
February 5, 2007

Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value of €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares, each representing one Endesa Ordinary Share (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“E.ON”), to purchase all of the outstanding Endesa Shares as described in the Folleto (the “Folleto”) filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on November 16, 2006 as amended (the “Offer”), is fair, from a financial point of view, to such holders.  The consideration proposed to be paid pursuant to the Offer consists of €38.75 in cash for each outstanding Endesa Share (the “Consideration”).

In connection with Deutsche Bank's role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa, certain internal analyses and other information relating to Endesa furnished to it by Endesa and the financial aspects of certain selected merger and acquisition transactions that Deutsche Bank has considered comparable to the Offer. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Shares, (ii) compared certain financial and stock market information for Endesa with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Chairman of the Supervisory Board: Rolf. E. Breuer Board of Managing Directors: Josef Ackermann, Clemens Börsig, Tessen von Heydebreck, Hermann-Josef Lamberti

Deutsche Bank AG is regulated by the FSA for the conduct of designated Investment business in the UK, a member of The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No.30 000 District Court of Frankfurt am Main; Branch Registration No. in England and Wales BR000005, Registered address; Winchester House, 1 Great Winchester Street, London EC2N 2DB

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion.  Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities of Endesa. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to any shareholder of Endesa to accept or reject the Offer. This opinion is limited to the fairness, from a financial point of view, to the holders of the Endesa shares of the Consideration.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”).  One or more members of the DB Group has provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa and E.ON or their respective affiliates for which it has received or may receive compensation. Subject to appropriate procedures, Deutsche Bank is acting as financier and lender to E.ON in relation to the Offer for which Deutsche Bank expects to receive material financing fees and we may provide financing and lending services to an additional one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa or E.ON for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of its opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the fairness, from a financial point of view, to Endesa's shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG LONDON

Annex D

Enrique Casaneuva
Managing Director

PRIVATE AND CONFIDENTIAL

February 6, 2007

The Board of Directors
Endesa, S.A.
Rivera del Loira, 60
28042 Madrid

Ladies and Gentlemen:

You have requested that J.P. Morgan plc (“JPMorgan”) provide an opinion with respect to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares of Endesa S.A. (“Endesa” or the “Company”), nominal value €1.2 each (the “Endesa Ordinary Shares”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”) (collectively, the “Endesa Shareholders”), pursuant to the offer made by EON ZWÖLFTE VERWALTUNGS GMBH  (“E.On”) to purchase all of the outstanding Endesa Shares, upon the terms and subject to the conditions set forth in the offer prospectus (the “Offer Prospectus”) filed by E.On and authorised  by the SpanishComisión Nacional de Mercado de Valores on November 16, 2006, and improved by E.On on February 2, 2007 (the “Improved Offer”). The nominal value of the Improved Offer is €38.75 for each Endesa Share. The consideration proposed to be paid pursuant to the Offer will only be in the form of cash (the “Consideration”).

Please be advised that while certain provisions of the Improved Offer are summarized above, the terms of the Improved Offer are more fully described in the Offer Prospectus. As a result, the description of the Improved Offer is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Prospectus.

In arriving at our opinion, we have reviewed (i) the Improved Offer and the Offer Prospectus; (ii) the conditions to the Offer imposed by the Spanish Ministry of Industry in its resolution dated 4 of November 2006; (iii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to the Company, and the reported market prices for certain other companies’ securities deemed comparable; (iv) publicly available terms of certain offers involving companies comparable to the businesses of the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company for the fiscal years ended December 31, 2004 and December 31, 2005; (vii) the document on Preliminary 2006 Results and 2009 Targets released by the Company on January 24, 2007; and (viii) certain financial projections as well as other financial analyses and forecasts prepared by the Company and its management.

J.P. Morgan plc
10 Aldermanbury, London EC2V 7RF
Registered in England & Wales No. 248609. Registered Office 125 London Wall, London EC2Y 5AJ. Authorised and regulated by the Financial Services Authority.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Improved Offer, the past and current business operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Company has supplied to us to date, and (ii) our understanding of the terms of the Improved Offer presented by E.On as well as of related governmental/regulatory approvals.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, including the information in the Improved Offer, and we have relied on it being complete and accurate in all material respects. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Improved Offer will have the consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Company. We have also assumed that the Improved Offer will be accounted for under current accounting principles in Spain.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In the ordinary course of their businesses, affiliates of JPMorgan may actively trade the debt and equity securities of the Company or E.On, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which any Endesa Shares will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Company, including but not limited to (i) the total or partial disposition of the share capital of the Company by their shareholders within a short period of time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, and (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities. No opinion is expressed whether any alternative transaction might be more beneficial to the Company. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

We have acted as financial advisor to Endesa in connection with the Improved Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Improved Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company and, subject to appropriate procedures and consents, we are providing and in the future may provide financing services to one or more third parties regarding competing transactions, for which we may also receive fees and other compensation from such third parties. Please be also advised that we have an investment banking and commercial banking relationship with E.On, and in particular have been appointed to provide financing to E.On in relation to the Improved Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Endesa Shareholders.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Improved Offer, does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Endesa Shares pursuant to the Improved Offer or any other matter, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company or E.On, or any other person other than the Board of Directors of the Company or be used for any other purpose. This opinion may not be disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance, except that  a copy of this letter may be reproduced in full and included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comision Nacional de Mercado de Valores, in each case with respect to the Improved Offer.

This opinion has been provided in English and in Spanish. In the event of a discrepancy between the two versions, the English version shall prevail.

Very truly yours,

J.P. MORGAN PLC

By: /s/ Enrique Casanueva

Name: Enrique Casanueva

Title: Managing Director

Annex E

To the Attention of:
Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid

6 February 2007

Members of the Board,

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), and the holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the revised terms and conditions of the offer (the “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON”) to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by E.ON and approved by the Comision Nacional de Mercado de Valores (“CNMV”) on 26 January 2007 (the “Offer Document”) and as disclosed by the CNMV in the “Hecho Relevante” published on 2 February 2007, is fair, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €38.75 in cash for each outstanding Endesa Share (the “Consideration”), although Endesa ADS holders will receive an equivalent US Dollar amount, based on the spot market exchange rate prevailing upon closing of the Offer.

In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2) certain publicly available information concerning the businesses of the Company which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company's share capital from 1 January 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2005 and earnings estimates for the year ended 31 December 2006 disclosed by the Company on 24 January 2007, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, and (8) the projected earnings and other operating data of the Company provided to us by its management.  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect.  With respect to the financial forecasts and/or projections of the Company, upon the Company’s advice we have assumed that such forecasts and/or

LEHMAN BROTHERS EUROPE LIMITED
25 BANK STREET LONDON E14 5LE. TELEPHONE +44 (0)20 7102 1000.
AUTHORISED AND REGULATED BY THE FINANCIAL SERVICES AUTHORITY.
REGISTERED IN ENGLAND NO 3950078 AT THE ABOVE ADDRESS

E-1

projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company.  Without prejudice to the terms of the engagement letter which we entered into with the Company on 27 October 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or E.ON, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, with the consent of the Company and in accordance with our internal policy regarding conflicts of interest, we have participated as a junior lender in the debt facilities made available to E.ON in relation to the Offer, for which we will receive fees.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED

/s/ Juan Gich
Juan Gich
Managing Director

E-2

ANNEX F

Board of Directors
Endesa, S.A.
Ribera del Loira 60
Madrid 28042

6 February 2007

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (the “Endesa” or the “Company”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Securities”), pursuant to the terms and conditions of the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“E.ON”), to purchase all of the outstanding Endesa Securities, as set forth in the Folleto filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on October 3, 2006 and as amended on February 2, 2007 (the “Offer”). The consideration proposed to be paid pursuant to the Offer consists of €38.75 in cash for each outstanding Endesa Security (the “Consideration”).

In arriving at the opinion set out below, we have, among other things:

1.                Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

2.                Reviewed certain information furnished to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

3.                Conducted discussions with members of management of the Company concerning the matters described in clauses 1 and 2 above;

4.                Reviewed the market prices and valuation multiples for the Endesa Securities and compared them with those of certain publicly traded companies that we deemed to be relevant;

5.                Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant; and

6.                Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly

Merrill Lynch Capital Markets Españañ S.A., S.V.	Edificio Torre Picasso, planta 40 Plaza Pablo Ruia Picasso, 1 28020 Madrid	Tel: 34 91 514 30 00 Fax: 34 91 514 30 01

Reg.Mec, tomo 11062, gral, sección 8ª. Libro de Sociedades, folio 121, hoja nº M-174376. inscripción 1ª.- C.I.F. A81/479586
Inscrita en Registro de Sociedades de Valores de la Comisión Nacional del Mercado de Valores con el nº 161. (SOCIEDAD UNIPERSONAL)

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available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter. We are not expressing any opinion as to the prices at which the Endesa Securities will trade following the delivery of the opinion or consummation of the Offer.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We have, in the past, provided financial advisory and financing services to the Company and E.ON and/or their respective affiliates and may continue to do so in services unrelated to the Offer and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Endesa Securities and other securities of the Company, as well as the securities of E.ON, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch Capital Markets España, S.A., S.V. or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch Capital Markets España, S.A., S.V., except that (i) a complete copy of this letter may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV in Spain, in each case with respect to the Offer, and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with the Offer, subject to our prior approval, which shall not be unreasonably denied or withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Endesa Securities.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.

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